SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14625

TECH DATA CORPORATION 401(k) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION

5350 Tech Data Drive

Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

June 25, 2007

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Investments, at fair value:
Money market fund	$6,723,153	$5,540,513
Mutual funds	75,897,041	66,308,581
Tech Data Stock Fund	10,279,380	13,293,295
Participant loans	2,679,079	2,638,568

Total investments	95,578,653	87,780,957

Cash, non-interest bearing	252,309	236,942

Net assets available for benefits	$95,830,962	$88,017,899

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,
	2006	2005
Additions to net assets attributable to:
Net appreciation in fair value of mutual funds	$3,793,317	$1,524,935
Net depreciation in fair value of Tech Data Stock Fund	(490,556)	(1,915,071)
Interest and dividends	5,313,725	2,763,559

Investment income	8,616,486	2,373,423

Employer contributions	2,078,830	2,311,277
Participant contributions	7,902,522	6,928,703

Contributions	9,981,352	9,239,980

Total additions	18,597,838	11,613,403

Deductions from net assets attributable to:
Loan fees	20,065	18,277
Distributions to participants	10,764,710	7,353,992

Total deductions	10,784,775	7,372,269

Net increase	7,813,063	4,241,134
Net assets available for benefits:
Balance, beginning of year	88,017,899	83,776,765

Balance, end of year	$95,830,962	$88,017,899

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(1) DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan, a defined contribution plan adopted January 1, 2000 and amended and restated January 1, 2003, and January 1, 2006 is a result of the merger of the Tech Data Corporation Retirement Savings Plan (the “Retirement Savings Plan”) and the Tech Data Corporation Employee Stock Ownership Plan (the “ESOP”), both defined contribution plans, into this Plan. Since January 1, 2003, the Plan has been amended for such items as discrimination testing, eligibility, maximum deferral rate, various definition terms, and other items. The Plan was amended and restated into one document in April 2007, effective January 1, 2006. No changes were made to the provisions of the Plan. The Plan covers all employees of Tech Data Corporation and affiliated companies based in the United States (the “Company”) who have completed 30 days of employment with the Company and are age eighteen or older with respect to elective contributions. Eligibility for participation with respect to employer contributions is met upon completion of one year of service and attainment of age eighteen or older as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Fidelity Management Trust Company (“Fidelity”) is the Plan’s trustee and recordkeeper of Plan assets. Participants’ investment options are various mutual funds, a money market fund, and a unitized Tech Data Stock Fund. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives and contains several types of assets including, but not limited to, corporate stock, debt instruments, and money market instruments.

Contributions – Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement and can defer from 1% to 90% (subject to regulatory limitations). All participants who have attained age 50 before the close of the Plan year shall be eligible to make catch up contributions, also subject to regulatory limitations. Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct employer contributions and matching contributions. The Company matched 50% of salary deferrals up to 6% with Tech Data Stock Fund equivalent units for 2006 and 2005.

Effective January 1, 2003, the Plan was amended to permit an additional type of employer discretionary matching contribution, called an “incentive matching contribution”, which allows the Company to make incentive matching contributions only if certain financial performance goals are met by the Company. The Company did not make an incentive matching contribution for 2006 and 2005.

Expenses of the Plan – All expenses incurred in the administration of the Plan are paid by the Company with the exception of any loan fees and in-service withdrawal fees, which are paid by the participants. Fees paid directly by participants for participant loans are shown as a deduction from net assets in the statements of changes in net assets available for benefits.

Participant accounts – Each participant’s account is credited with the participant’s contributions, and allocations of earnings and the employer’s contributions, if any. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN, CONTINUED

Loans – The Plan allows participants to borrow from the Plan. Participants may borrow up to 50% of their vested account balance, provided the aggregate dollar amount of the participant’s loans outstanding does not exceed $50,000. Participants are limited to two active loans at any one time. Loans must be a minimum of $1,000 and are collateralized by the participant’s account. The term of repayment may not exceed 5 years, unless the loan proceeds are used to acquire a principal residence in which case the period is not to exceed 30 years. The interest rate for a loan is the prime rate plus 1%. Participants may repay the loan ratably through payroll deductions and/or direct payments to the recordkeeper.

Vesting – Participants are immediately vested in their voluntary deferral contributions, rollovers, Qualified Non Elective Contributions (“QNECs”) and Company contributions to the Retirement Savings Plan prior to December 31, 1999 that were merged into the Plan, and earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of service for their ESOP merger account, and after four years of service for Company contributions and earnings thereon after January 1, 2000.

Forfeitures – Contributions forfeited by terminated participants may be used to reduce Company contributions. Forfeitures of approximately $168,000 and $0 were used during 2006 and 2005, respectively, to reduce the Company’s matching contribution. Forfeitures and related earnings of approximately $55,000 and $110,000 were available to reduce Company contributions as of December 31, 2006 and 2005, respectively.

Unallocated assets – Unallocated assets at December 31, 2006 and 2005 were approximately $55,000 and $110,000, respectively.

Payment of benefits – Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability or death of the participant, (3) upon termination of service or (4) if actively employed, upon attainment of age 59 1/2 (vested balances only). Distributions are paid in a lump-sum amount or in the instance of a distribution from Tech Data Stock Fund, in whole shares of Tech Data Stock. If the participant dies, 100% of the participant’s account balance will be paid to the designated beneficiary or beneficiaries.

Effective April 1, 2004, the Board of Directors of the Company approved an amendment to the Plan adding a hardship withdrawal provision, which allows active participants, meeting specified requirements, to take a distribution that does not exceed an amount that satisfies their immediate financial need, plus any related taxes.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accounts of the Plan are maintained on the accrual basis.

Valuation of investments and income recognition – Investments in mutual funds, the money market fund, and the Tech Data Stock Fund are valued at quoted market prices in an active market based on the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3) INVESTMENTS

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value by $3,302,761 during the year ended December 31, 2006 and depreciated in value by $390,136 during the year ended December 31, 2005 as follows:

	Year ended December 31,
	2006	2005
Manager’s Special Equity Fund	$(191,270)	$(244,759)
Fidelity Capital & Income Fund	101,168	13,763
Fidelity Equity Income Fund	61,377	1,148
Fidelity Government Income Fund	(23,059)	(48,465)
Fidelity Blue Chip Growth Fund	(269,544)	330,838
Fidelity Low-Priced Stock Fund	140,330	22,537
Fidelity Diversified International Fund	1,113,929	769,525
Fidelity Dividend Growth Fund	492,645	49,157
Fidelity Freedom Income Fund	789	484
Fidelity Freedom 2000 Fund	344	201
Fidelity Freedom 2010 Fund	20,683	12,976
Fidelity Freedom 2020 Fund	36,709	28,120
Fidelity Freedom 2030 Fund	102,774	88,105
Fidelity Freedom 2040 Fund	33,127	14,831
Dodge & Cox Balanced Fund	838,521	107,157
PIMCO High Yield Admin Fund	—	(40,102)
Fidelity Spartan Investment Grade Bond Fund	(4,141)	(7,241)
Spartan U.S. Equity Index Fund	638,267	149,970
Lord Abbett Mid Cap Value Fund	3,854	(17,067)
Artisan Mid Cap Fund	(75,017)	303,142
Lord Abbett Small Cap Value Fund	(102,459)	(9,385)
Harbor Capital Appreciation Fund	863,743	—
Fidelity Investment Grade Bond Fund	7,173	—
Fidelity Freedom 2015 Fund	(519)	—
Fidelity Freedom 2025 Fund	2,542	—
Fidelity Freedom 2035 Fund	(1,414)	—
Fidelity Freedom 2045 Fund	272	—
Fidelity Freedom 2050 Fund	2,493	—

Total mutual funds	3,793,317	1,524,935
Tech Data Stock Fund	(490,556)	(1,915,071)

Total net appreciation (depreciation) in fair value of investments	$3,302,761	$(390,136)

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3) INVESTMENTS, CONTINUED

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2006	2005
Tech Data Stock Fund	$10,279,380	$13,293,295
Fidelity Retirement Money Market Fund	6,723,153	5,540,513
Harbor Capital Appreciation Fund	9,360,803	—
Fidelity Blue Chip Growth Fund	—	9,998,952
Fidelity Dividend Growth Fund	5,502,483	5,023,317
Spartan U.S. Equity Index Fund	5,229,540	5,010,458
Artisan Mid Cap Fund	7,041,648	7,279,156
Manager’s Special Equity Fund	6,026,917	6,163,645
Dodge & Cox Balanced Fund	13,807,093	11,814,448
Fidelity Diversified International Fund	10,792,676	7,919,679

(4) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants immediately become 100% vested in their accounts.

(5) RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(6) PARTIES-IN-INTEREST

The Plan investments include shares of Tech Data Stock Fund equivalent units. As of December 31, 2006 and 2005, the amounts totaled $10,279,380 and $13,293,295, respectively.

(7) INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Schedule H, line 4i

Employer identification number: 59-1578329

Plan number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Fidelity Retirement Money Market Fund	6,723,153 shares, Fidelity Retirement Money Market Fund	*	*	$6,723,153
*	Fidelity Investment Grade Bond Fund	56,735 shares, Fidelity Investment Grade Bond Fund	*	*	418,141
*	Fidelity Equity Income Fund	15,585 shares, Fidelity Equity Income Fund	*	*	912,484
*	Fidelity Government Income Fund	240,227 shares, Fidelity Government Income Fund	*	*	2,411,878
*	Fidelity Low-Priced Stock Fund	50,212 shares, Fidelity Low-Priced Stock Fund	*	*	2,186,211
*	Fidelity Diversified International Fund	292,089 shares, Fidelity Diversified International Fund	*	*	10,792,676
*	Fidelity Dividend Growth Fund	173,689 shares, Fidelity Dividend Growth Fund	*	*	5,502,483
*	Fidelity Freedom Income Fund	5,023 shares, Fidelity Freedom Income Fund	*	*	57,961
*	Fidelity Freedom 2000 Fund	2,685 shares, Fidelity Freedom 2000 Fund	*	*	33,455
*	Fidelity Freedom 2015 Fund	3,278 shares, Fidelity Freedom 2015 Fund	*	*	39,991
*	Fidelity Freedom 2010 Fund	39,667 shares, Fidelity Freedom 2010 Fund	*	*	579,929
*	Fidelity Freedom 2020 Fund	62,394 shares, Fidelity Freedom 2020 Fund	*	*	968,973
*	Fidelity Freedom 2025 Fund	3,174 shares, Fidelity Freedom 2025 Fund	*	*	40,535
*	Fidelity Freedom 2030 Fund	111,454 shares, Fidelity Freedom 2030 Fund	*	*	1,786,615
*	Fidelity Freedom 2035 Fund	11,703 shares, Fidelity Freedom 2035 Fund	*	*	154,356
*	Fidelity Freedom 2040 Fund	70,453 shares, Fidelity Freedom 2040 Fund	*	*	667,895
*	Fidelity Freedom 2045 Fund	182 shares, Fidelity Freedom 2045 Fund	*	*	1,950
*	Fidelity Freedom 2050 Fund	2,142 shares, Fidelity Freedom 2050 Fund	*	*	23,023
	Dodge & Cox Balanced Fund	158,556 shares, Dodge & Cox Balanced Fund	*	*	13,807,093
*	Fidelity Capital & Income Fund	205,483 shares, Fidelity Capital & Income Fund	*	*	1,826,747
	Spartan U.S. Equity Index Fund	104,216 shares, Spartan U.S. Equity Index Fund	*	*	5,229,540
	Lord Abbett Mid Cap Value Fund	108,713 shares, Lord Abbett Mid Cap Value Fund	*	*	2,435,175
	Artisan Mid Cap Fund	231,177 shares, Artisan Mid Cap Fund	*	*	7,041,648

TECH DATA CORPORATION

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
	Harbor Capital Appreciation Fund	281,697 shares, Harbor Capital Appreciation Fund	*	*	9,360,803
	Lord Abbett Small Cap Value Fund	120,976 shares, Lord Abbett Small Cap Value Fund	*	*	3,590,562
	Manager’s Special Equity Fund	72,648 shares, Manager’s Special Equity Fund	*	*	6,026,917
*	Tech Data Stock Fund	884,273 units, Tech Data Stock Fund	*	*	10,279,380
*	Participant loans	5% -10.5% principal and interest payable monthly; secured by participants’ vested accrued benefits	$0		2,679,079

					$95,578,653

*	Denotes exempt party-in-interest.
**	Information not required as investment is participant directed.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(k) SAVINGS PLAN
DATE: June 25, 2007

By:	/s/ Charles V. Dannewitz
Name:	Charles V. Dannewitz
Senior Vice President, Tax and Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23	Consent of Independent Registered Certified Public Accounting Firm.